FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amended Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For March and April 2006

CHAI-NA-TA CORP.

Unit 100 – 12051 Horseshoe Way

Richmond, BC  V7A 4V4

Attachments:

1.

News Release dated March 13, 2006

2.

News Release dated March 30, 2006

3.

News Release dated April 3, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  March 13, 2006

Wilman Wong

Chief Financial Officer/Corporate Secretary

Unit 100 – 12051 Horseshoe Way Richmond, BC V7A 4V4 Canada
Toll Free in Canada & USA: 1-800-406-ROOT (7668)
Telephone:(604) 272-4118 Facsimile: (604) 272-4113
TSX: “CC” • OTCBB: “CCCFF”
Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2005 Year-end Results

RICHMOND, BRITISH COLUMBIA – March 13, 2006 – Chai-Na-Ta Corp. (TSX: “CC”; OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, today announced 2005 net loss of $8.1 million, or $0.33 per basic share, compared to 2004 net earnings of $80,000, or $0.00 per basic share.

Revenue decreased to $5.8 million in 2005 from $7.4 million in 2004. Gross margin declined to 6% in 2005 from 35% in 2004.

“Fiscal 2005 featured a number of challenges for Chai-Na-Ta. A strong Canadian dollar has negatively affected ginseng prices and the Company’s revenue and profitability. Buyers and grading houses remain resistant to carrying supply, due to concerns about currency fluctuations,” said William Zen, Chairman and Chief Executive Officer.

“Rust is another challenge facing growers and, although mainly an aesthetic problem, results in lower root prices below costs,” Mr.  Zen continued. “Unfortunately, our 2005 harvest had a higher than expected level of rust in both growing regions leading to significant write-downs on inventory and crop costs in 2005. “

With ginseng root prices falling throughout 2005, we realized an average selling price of about $10 per pound compared to $21 per pound in 2004.

“While weak ginseng root prices remain a challenge, we feel that the demand for ginseng products remain strong, we sold most of our 2005 harvest rusty root in early 2006.  We expect prices to stabilize with slight improvements towards the end of 2006,” added Mr. Zen.

”We will continue our focus on maximizing yield and quality while minimizing farm costs and operating expenses in 2006, “Mr. Zen said, “We are determined to face the challenges ahead of us and expect to bring sustainable growth and profitability to Chai-Na-Ta’s shareholders.”

2005 Fourth Quarter

During the quarter ended December 31, 2005, revenue was $0.9 million, down from $1.1 million in the same quarter last year. Gross margin was 14.4% in the 2005 fourth quarter compared to a gross loss of 0.6% in the 2004 period. Net loss in the 2005 fourth quarter was $2.6 million, or $0.10 per basic share, compared to $660,000, or $0.03 per basic share, in the same period last year.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113 (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

CHAI-NA-TA CORP.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Three Months Ended

Three Months Ended

December 31

December 31

December 31

December 31

2005

2004

 2005

 2004

Fourth Quarter Summary

Canadian $000

 *US $000 Equivalents

(Unaudited)

      (except EPS and shares outstanding)

(except EPS and shares outstanding)

Revenue

$

 912

$

 1,079

$

 753

$

  829

Loss before taxes

(6,369)

(1,057)

(5,257)

 (812)

Net loss for the period

   (2,603)

   (660)

(2,149)

 (507)

Loss per share

  - basic

     (0.10)

  (0.03)

  (0.09)

(0.02)

  - fully diluted

                       (0.10)

  (0.03)

  (0.09)

(0.02)

Weighted average shares outstanding

 -  basic

   24,299,008

    24,299,008

24,299,008

 24,299,008

 -  fully diluted

   24,299,008

    24,299,008

24,299,008

 24,299,008

Year Ended

Year Ended

December 31

December 31

December 31

December 31

 2005

2004

2005

2004

Annual Summary

Canadian $000

 *US $000 Equivalents

      (except EPS and shares outstanding)

(except EPS and shares outstanding)

Revenue

$

  5,826

$

  7,425

$

4,808

$

   5,705

(Loss) earnings before taxes

  (12,219)

     128

(10,085)

    98

Net (loss) earnings for the year

    (8,131)

       80

  (6,711)

    61

(Loss) earnings per share

  - basic

      (0.33)

 0.00

(0.33)

 0.00

  - fully diluted

   (0.33)

 0.00

(0.33)

 0.00

Weighted average shares outstanding

 -  basic

 24,299,008

 24,290,814

   24,299,008

 24,290,814

 -  fully diluted

 24,299,008

 34,789,122

   24,299,008

 34,789,122

* US$ Equivalents

- for the period ended December 31, 2005 conversion rate used is 1.2116 (0.8254)

- for the period ended December 31, 2004 conversion rate used is 1.3015 (0.7683)

Amounts in US$ are included solely for the convenience of readers outside Canada.  The inclusion of such amounts is not intended to imply that such amounts were transacted in, realized or settled in US$ at this rate or any other rate.

Unit 100 – 12051 Horseshoe Way Richmond, BC V7A 4V4 Canada
Toll Free in Canada & USA: 1-800-406-ROOT (7668)
Telephone:(604) 272-4118 Facsimile: (604) 272-4113
TSX: “CC” • OTCBB: “CCCFF”
Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Proposes Issuance of Preferred Shares for Debt

RICHMOND, BRITISH COLUMBIA – March 29, 2006 – Chai-Na-Ta Corp. (the “Corporation”) (TSX: “CC”; OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, announces that it has entered into an agreement with More Growth Finance Ltd. (“More Growth”) pursuant to which approximately $3.5 million in loans made to the Company by More Growth (the “Loans”) together with accrued interest will be cancelled in exchange for the issuance to More Growth of approximately 17,990,000 Preferred Shares, Series 2 of the Corporation (“Preferred Shares”) at a price of $0.20 per Preferred Share.

The Loans were made in 2005, and their proceeds were used to finance the Corporation’s 2005 ginseng harvest and other operations.  More Growth is a subsidiary of Road King Infrastructure Limited (“Road King”), which also owns Herb King International Ltd., the Corporation’s majority shareholder.

As the Preferred Shares will be an “equity instrument’ instead of a “financial liability”,  the cancellation of the Loans and issuance of the Preferred Shares will significantly improve the Corporation’s working capital and debt-to-equity ratio.  Management believes that among other potential benefits, this will improve the Corporation’s ability to obtain additional financing.

The Preferred Shares will not entitle their holders to vote (except in certain limited circumstances where they are required by statute to vote as a separate class), are not convertible into common shares or other securities of the Corporation, are not redeemable except at the option of the Corporation, and will pay a 6.5% cumulative dividend at the discretion of the Board of Directors of the Corporation.  The Preferred Shares will entitle their holders to receive payment of any dividends declared but not paid before any distribution of any part of the assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation.

The issuance of the Preferred Shares to More Growth is subject to approval by a majority of the Corporation’s disinterested shareholders, which will be sought at the Corporation’s annual general meeting scheduled for May 5, 2006.  As More Growth and Herb King are “affiliates” of Road King, Herb King may not vote its shares in respect of the resolution.  Other than Herb King, the Corporation is unaware of any other shareholder with an interest in the proposed transaction.

Further information regarding the proposed transaction will be contained in the Corporation’s information circular to be distributed to shareholders prior to the May 5, 2006 meeting.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113 (FAX)

E-mail: info@chainata.com

Website: www.chainata.com

Unit 100 – 12051 Horseshoe Way Richmond, BC V7A 4V4 Canada
Toll Free in Canada & USA: 1-800-406-ROOT (7668)
Telephone:(604) 272-4118 Facsimile: (604) 272-4113
TSX: “CC” • OTCBB: “CCCFF”
Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp.’s Common Shares suspended

RICHMOND, BRITISH COLUMBIA – April 3, 2006 – Chai-Na-Ta Corp. (the “Company”) (TSX: “CC”; OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, announced the Company’s common shares have been suspended for trading on the Toronto Stock Exchange (the “TSX”) effective at the close of market on March 31, 2006.  The suspension was imposed because the Company does not meet certain of the continued listing requirements of the TSX.

The Company anticipates that it will be delisted from the TSX effective after the close of business on April 28, 2006, as it must meet the TSX’s original listing requirements by that date to prevent this from happening, and management does not expect that this will occur.

The Company’s common shares will continue to be available for quotation and trading on NASDAQ’s Over the Counter Bulletin Board (the “OTCBB”).

The Company was suspended in part because it did not meet the TSX’s continued listing requirement that the market value of publicly held securities of a TSX-listed issuer must not be less than $2 million over any period of 30 consecutive trading days.  In determining whether the Company met this $2 million threshold, the TSX did not take into account the 77% of the Company’s shares owned by its principal shareholder Herb King International Limited, as these are deemed not to be publicly held.  The determination was made on the basis of the market value of the remaining 23% of the Company’s shares held by other holders.  The TSX also regarded the Company as not meeting the TSX continued listing requirements relating to financial condition and/or operating results.

The trading price of the Company’s common shares has been depressed in recent months due to a number of factors previously been disclosed by the Company.  The Company continues to experience delays in selling its ginseng inventory, as buyers remain hesitant to buy ginseng root and are resistant to carrying inventory due to concerns about currency fluctuations.  The rust problem affecting British Columbia ginseng crops has also driven down the price of ginseng grown in British Columbia, and with it the value of the Company’s common shares.

The Company is taking a number of steps to address the challenges it faces, including a shares for debt transaction announced March 29, 2006 which will improve Company’s working capital.  The Company also plans to conduct all of its ginseng farming operations outside British Columbia, which will eliminate the impact on it of the rust problems affecting ginseng crops in British Columbia.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113 (FAX)

E-mail: info@chainata.com

Website: www.chainata.com